Exhibit 99.140

DHX Media reports record results in fiscal 2015 third quarter, declares dividend

Growth in Revenue, Adjusted EBITDA1, and Net Income of 195%, 216%, and 902%, respectively

HALIFAX, May 14, 2015 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, today announced its unaudited financial results for the third quarter of fiscal 2015, ended March 31, 2015.

Highlights of Q3 2015 Results

(All amounts in Canadian dollars)

•	Revenues up 195% to $85.58 million, from $29.03 million for Q3 2014.
•	Adjusted EBITDA up 216% to $29.80 million, from $9.43 million for Q3 2014.
•	Net income up 902% to $18.03 million, from $1.80 million for Q3 2014.
•	Adjusted basic earnings per share: $0.15, up from to $0.02 for Q3 2014
•	Distribution revenues up 210% to $30.48 million, from $9.83 million for Q3 2014.
•	Proprietary production revenues up 153% to $15.05 million, from $5.94 million for Q3 2014.
•	Gross Margin up 156% to $44.79 million, from $17.48 million for Q3 2014.

1 Adjusted EBITDA represents income of the Company before amortization, finance income (expense), taxes, share of loss of associates, development expenses and any impairments, share-based compensation expense, and adjustments for other identified charges. (See the complete definition of Adjusted EBITDA in the Company's Management Discussion and Analysis for Q3 2015 for full details).

Dana Landry, DHX Media CEO, commented: "In Q3 2015 we continued to see double- and triple-digit growth across key lines of business translating to record revenues and a sizable jump in earnings per share. Distribution posted its strongest quarter to date, driven by further global growth in the video-on-demand market. Proprietary production also reported strong revenues, delivering 60 half-hours to our library. We are also pleased to lift our financial outlook for fiscal 2015, and announce a dividend this quarter of $0.014."

Dividend Declaration

On May 13, 2015 the Board of Directors approved a dividend for the quarter of $0.014 on each Common Voting Share and each Variable Voting Share outstanding to the shareholders of record at the close of business May 29, 2015, to be paid June 19, 2015.

Analyst Call Details

The Company will host a conference call for analysts on Thursday, May 14, 2015 at 8:00 a.m. ET to discuss the Company's Fiscal 2015 third-quarter financial results. Media and others may access this call on a listen-in basis.

Conference call numbers:

To access the call, please dial +1(888) 231-8191 toll-free or +1(647) 427-7450 internationally. Please allow 10 minutes to be connected to the conference call, passcode 34790776.

Replay: Instant replay will be available beginning approximately two hours after the call on +1(855) 859-2056 toll free or +1(416) 849-0833, and passcode 34790776, until 11:59 p.m. ET on May 21, 2015.

Consolidated Statements of Income and Comprehensive Income Data

	Three Months Ended Three Months Ended
	March 31, 2015	March 31, 2014
($000, except per share data)
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Data:
Revenues	85,582	29,029
Direct production costs and expense of film and television produced	(39,361)	(10,675)
Expense of book value of acquired libraries	(1,428)	(868)
Gross margin	44,793	17,821
Selling, general, and administrative	(16,368)	(8,279)
Write-down of certain investment in film and television programs	(517)	—
Amortization, finance and other expenses, net	(3,211)	(7,110)
Provision for income taxes	(6,666)	(295)
Net income	18,031	1,802
Cumulative translation adjustment	(4,260)	(144)
Comprehensive income	13,771	1,658
Basic earnings per common share	0.15	0.02
Diluted earnings per common share	0.14	0.02
Weighted average common shares outstanding (expressed in thousands)
Basic	123,207	116,191
Diluted for normalized net income	126,098	119,378

Normalized net income	18,031	2,580
Basic normalized earnings per common share	0.15	0.02
Diluted normalized earnings per common share	0.14	0.02

Revenues

Revenues for Q3 2015 were $85.58 million, up 195% from $29.03 million for Q3 2014. The increase in Q3 2015 was partially due to the acquisition of DHX Television on July 31, 2014, which accounted for $20.41 million or 70% of the growth, as well as increases in distribution, which accounted for 71% of the growth, proprietary production, which accounted for 31% of the growth, producer and service fee revenue, which accounted for 9% of the growth, and an 12% increase in M&L-owned.

Proprietary production revenues: Proprietary production revenues for Q3 2015 were $15.05 million, an increase of 153% (84% acquisitive and 69% organic) compared to $5.94 million for Q3 2014. For Q3 2015, the Company added 60.0 half-hours to the library versus 53.0 half-hours for Q3 2014. The increase in both the number of half-hours and the proprietary production revenue was expected and due largely to the timing of scheduled Q3 2015 proprietary production deliveries and was in line with Management's expectations. Fiscal 2015 deliveries are tracking to previously reported annual expectations (see delivery chart below for further details).

Distribution revenues: For Q3 2015, distribution revenues were up 210% to $30.48 million (57% acquisitive and 153% organic), from $9.83 million for Q3 2014, primarily due to the continuing growth of new digital customers, platforms, and territories and was well above Management's expectations. Q3 2015 distribution revenues included $12.78 million in streaming revenues for Degrassi, a portion of which represented a catch up from calendar 2014. For Q3 2015, the Company closed significant deals, among others previously announced, as follows: The Orchard Enterprises, Inc., Netflix, Inc., and Hulu, LLC. Also included in these figures are advertising and subscription video on demand ("VOD") revenues, from multiple platforms including Amazon and YouTube. The net margin contribution from the Google (YouTube.com) relationship for Q3 2015 was $1.88 million, up 88% over Q3 2014 (gross revenue-$3.41 million) (Q3 2014-net margin contribution $1.00 million (gross revenue-$1.82 million)).

Television revenues: For Q3 2015, television revenues were $20.41 million (Q3 2014-$nil), which was at the high end of Management's expectations for DHX Television. Approximately 90% or $18.28 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 10% or $2.14 million of the total television revenues.

M&L-owned (including music and royalties): For Q3 2015, M&L-owned increased 96% (28% acquisitive and 68% organic) to $6.40 million (Q3 2014-$3.27 million). For Q3 2015, The Next Step Live on Stage tour generated revenues of $2.04 million, while Yo Gabba Gabba! Live! show had a reversal of revenues of $0.08 million due to a small difference between estimates and actuals, which was down from Q3 2014 of $0.63 million for Yo Gabba Gabba! Live! as Q3 2014 had an active Yo Gabba Gabba! Live! tour. For Q3 2015, the remaining M&L-owned was $4.45 million, up 69% as compared to $2.64 million for Q3 2014, as the Company began to recognize revenues of $0.98 million related to non-refundable minimum guarantees associated with Teletubbies and Twirlywoos M&L deals.

M&L-represented revenues: For Q3 2015, M&L-represented revenues were up $0.13 million to $3.50 million compared to Q3 2014 at $3.37 million, and were in line with Q3 2015 expectations as the results benefited somewhat from tail winds created by the weakening Canadian dollar compared to the GBP.

Producer and service fee revenues: For Q3 2015, the Company earned $8.21 million for producer and service fee revenues, an increase of 45% (13% acquisitive and 32% organic) versus the $5.66 million from Q3 2014. This increase was a result of a combination of a combination of the acquisition of Nerd Corps and increased global demand for children's content.

New media revenues: For Q3 2015, new media revenues were up $0.57 million or 59% (14% acquisitive and 45% organic) to $1.53 million (Q3 2014-$0.96 million) based primarily on scheduled timing of certain UMIGO and other interactive deliverables.

Gross Margin

Gross margin for Q3 2015 was $44.79 million, an increase in absolute dollars of $27.31 million or 156% compared to $17.48 million for Q3 2014. DHX is pleased to report the overall gross margin for Q3 2015 at 52% of revenue which was near the midpoint of Management's expectations as the result of strong margins for digital distribution deals, overall distribution margins, producer and service fee margins, and blended somewhat by DHX Television (50%). Gross margin for Q3 2015, including DHX Television, was calculated as revenues of $85.58 million, less direct production costs and expense of investment in film of $39.36 million and $1.43 million expense of book value of acquired libraries, (Q3 2014-$29.03 million less $10.68 million and less $0.87 million, respectively). Gross margins for DHX Television were 50% or $10.14 million, calculated as revenue of $20.41 million, less programming costs, third party fees, and other direct creative costs of $10.27 million.

For Q3 2015, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $5.52 million or 37%, net producer and service fee revenue margin of $2.66 million or 32%, distribution revenue margin of $20.38 million or 67% ($16.78 million or 55% when the remaining $3.59 million for the expense of acquired libraries below the line is removed), television margin was $10.14 million or 50%, M&L-owned margin was $2.13 million or 33%, M&L-represented revenue margin was $3.50 million or 100%, and new media margin of $0.46 million or 30%.

Operating Expenses (Income)

SG&A

SG&A costs for Q3 2015 increased 98% to $16.36 million compared to $8.28 million for Q3 2014. For Q3 2015, SG&A includes $3.24 million (Q3 2014-$nil) for DHX Television, as well as the inclusion of Epitome, Nerd Corps, and an increased level of SG&A at Ragdoll totaling $1.19 million. SG&A also reflects increased levels of SG&A within DHX Brands and DHX Distribution as Management has decided to add resources in these areas to take advantage of the M&L opportunities associated with Teletubbies and Twirlywoos and the global expansion of digital distribution platforms. SG&A includes $1.38 million (Q3 2014-$1.16 million) in non-cash share-based compensation. When adjusted, cash SG&A at $14.98 million was slightly above Management's quarterly SG&A expectations as a result of the decisions Management took noted above (see "Outlook" section of the Company's MD&A for Q3 2015 for Management's revised cash SG&A targets).

Adjusted EBITDA

For Q3 2015, Adjusted EBITDA was $29.80 million, up $20.38 million or 216% over $9.43 million for Q3 2014. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of the Company's MD&A for Q3 2015 for the definition and calculation of Adjusted EBITDA.

About DHX Media

DHX Media Ltd. ( www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX including DHX management's expectations regarding the Company's growth and achieving of targets, results of operations, performance, and business prospects and opportunities. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media relations: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 07:00e 14-MAY-15